PAX LARGE CAP FUND
Institutional Class (PXLIX)
Investor Class (PAXLX)

PAX MID CAP FUND
Institutional Class (PMIDX)
Investor Class (PWMDX)

PAX SMALL CAP FUND
Institutional Class (PXSIX)
Investor Class (PXSCX)
Class A (PXSAX)

PAX ESG BETA QUALITY FUND
Institutional Class (PWGIX)
Investor Class (PXWGX)
Class A (PXGAX)

PAX ESG BETA DIVIDEND FUND
Institutional Class (PXDIX)
Investor Class (PAXDX)

PAX MSCI EAFE ESG LEADERS INDEX FUND
Institutional Class (PXNIX)
Investor Class (PXINX)

PAX ELLEVATE GLOBAL WOMEN'S LEADERSHIP FUND
(formerly Pax Ellevate Global Women's Index Fund)
Institutional Class (PXWIX)
Investor Class (PXWEX)

PAX GLOBAL ENVIRONMENTAL MARKETS FUND
Institutional Class (PGINX)
Investor Class (PGRNX)
Class A (PXEAX)

PAX CORE BOND FUND
Institutional Class (PXBIX)
Investor Class (PAXBX)

PAX HIGH YIELD BOND FUND
Institutional Class (PXHIX)
Investor Class (PAXHX)
Class A (PXHAX)

PAX BALANCED FUND
Institutional Class (PAXIX)
Investor Class (PAXWX)

PROSPECTUS

May 1, 2018

The prospectus explains what you should know about the funds before you invest. Please read it carefully. The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

Pax Large Cap Fund

(the "Large Cap Fund")

Fees & Expenses

The tables below describe the fees and expenses that you may pay if you buy and hold Institutional Class or Investor Class shares of the Large Cap Fund.

Shareholder Fees (Fees Paid Directly From Your Investment)

	Institutional Class	Investor Class
Maximum sales charge (load) imposed on purchases (as a % of offering price)	None	None
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of original purchase price or net asset value)	None	None

	Institutional Class	Investor Class
Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment):		
Management Fee	0.65%	0.65%
Distribution and/or Service (12b-1) Fees	0.00%	0.25%
Other Expenses	0.05%	0.05%
Total Annual Fund Operating Expenses	0.70%	0.95%

Example of Expenses

This example is intended to help you compare the cost of investing in Institutional Class or Investor Class shares of the Large Cap Fund with the cost of investing in other mutual funds.

The table assumes that an investor invests $10,000 in Institutional Class or Investor Class shares of the Large Cap Fund for the time periods indicated and then redeems all of his or her shares at the end of those periods. The table also assumes that the investment has a 5% return each year, that all dividends and distributions are reinvested and that the Large Cap Fund's operating expenses remain the same throughout those periods. Although an investor's actual expenses may be higher or lower than those shown in the table, based on these assumptions his or her expenses would be:

	1 year	3 years	5 years	10 years
Institutional Class	$72	$224	$390	$871
Investor Class	$97	$303	$525	$1,166

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when shares are held in a taxable account. These transaction costs, which are not reflected in "Annual Fund Operating Expenses" or in the "Example of Expenses," affect the Large Cap Fund's performance. During the Large Cap Fund's most recent fiscal year, the Large Cap Fund's portfolio turnover rate was 57% of the average value of its portfolio.

Performance Information

The bar chart below presents the calendar year total returns for Institutional Class shares of the Large Cap Fund before taxes. The bar chart is intended to provide some indication of the risk of investing in the Large Cap Fund by showing changes in the Large Cap Fund's performance from year to year. **As with all mutual funds, past performance (before and after taxes) is not necessarily an indication of future performance.**



For the periods shown in the bar chart:	Best quarter: 4th quarter 2017, 7.18%
	Worst quarter: 2nd quarter 2017, 3.65%

Average Annual Total Returns The performance table below presents the average annual total returns for Institutional Class and Investor Class shares of the Large Cap Fund. The performance table is intended to provide some indication of the risks of investment in the Large Cap Fund by showing how the Large Cap Fund's average annual total returns compare with the returns of a broad-based securities market index and a performance average of other similar mutual funds, each over a one-year and since inception period. After-tax performance is presented only for Institutional Class shares of the Fund. After-tax returns for Investor Class shares may vary. After-tax returns are estimated using the highest historical individual federal marginal income tax rates and do not reflect the effect of local, state or foreign taxes. Actual after-tax returns will depend on a shareholder's own tax situation and may differ from those shown. After-tax returns may not be relevant to shareholders who hold their shares through tax-advantaged arrangements (such as 401(k) plans and individual retirement accounts). **As with all mutual funds, past performance (before and after taxes) is not necessarily an indication of future performance.**

		Periods Ended December 31, 2017	
Share Class	**Ticker Symbol**	**1 Year**	**Since Inception - 12/16/2016**
Institutional Class[1]	PXLIX		
Return Before Taxes		20.96	19.21
Return After Taxes on Distributions		16.83	15.15
Return After Taxes on Distributions and Sale of Fund Shares		13.96	13.87
Investor Class[1]	PAXLX		
Return Before Taxes		20.65	18.91
S&P 500 Index (reflects no deduction for fees, expenses or taxes)[2,4]		21.83	20.09
Lipper Large-Cap Core Funds Index[3,4]		20.90	19.20

[1]   *The Fund's inception date is December 16, 2016. For more recent month-end performance data, please visit www.paxworld.com or call us at 800.767.1729.*

[2]   *The S&P 500 Index is an unmanaged index of large capitalization common stocks.*

[3]   *Lipper Large-Cap Core Funds Index tracks the results of the 30 largest mutual funds in the Lipper Large Cap Core Funds Index Average. The Lipper Large-Cap Core Funds Index Average is a total return performance average of mutual funds tracked by Lipper, Inc. that, by portfolio practice, invest at least 75% of their equity assets in companies with market capitalizations (on a three-year weighted basis) above Lipper's USDE large-cap floor. Large-cap core funds have more latitude in the companies in which they invest. These funds typically have characteristics (i.e., price-to-earnings ratio, price-to-book ratio) that resemble the "average" of the common stocks of the S&P 500 Index. The Lipper Large-Cap Core Funds Index is not what is typically considered to be an "index" because it tracks the performance of other mutual funds rather than changes in the value of a group of securities, a securities index or some other traditional economic indicator. The Lipper Large-Cap Core Funds Index reflects deductions for fees and expenses of the constituent funds.*

[4]   *Unlike the Large Cap Fund, the S&P 500 Index and the Lipper Large-Cap Core Funds Index are not investments, are not professionally managed and have no policy of sustainable investing. One cannot invest directly in any index.*

Pax Mid Cap Fund

(the "Mid Cap Fund")

Fees & Expenses

The tables below describe the fees and expenses that you may pay if you buy and hold Institutional Class or Investor Class shares of the Mid Cap Fund.

Shareholder Fees (Fees Paid Directly From Your Investment)

	Institutional Class	Investor Class
Maximum sales charge (load) imposed on purchases (as a % of offering price)	None	None
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of original purchase price or net asset value)	None	None

	Institutional Class	Investor Class
Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment):		
Management Fee	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	0.00%	0.25%
Other Expenses	0.14%	0.14%
Total Annual Fund Operating Expenses	0.89%	1.14%

Example of Expenses

This example is intended to help you compare the cost of investing in Institutional Class or Investor Class shares of the Mid Cap Fund with the cost of investing in other mutual funds.

The table assumes that an investor invests $10,000 in Institutional Class or Investor Class shares of the Mid Cap Fund for the time periods indicated and then redeems all of his or her shares at the end of those periods. The table also assumes that the investment has a 5% return each year, that all dividends and distributions are reinvested and that the Mid Cap Fund's operating expenses remain the same throughout those periods. Although an investor's actual expenses may be higher or lower than those shown in the table, based on these assumptions his or her expenses would be:

	1 year	3 years	5 years	10 years
Institutional Class	$91	$284	$493	$1,096
Investor Class	$116	$362	$628	$1,386

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when shares are held in a taxable account. These transaction costs, which are not reflected in "Annual Fund Operating Expenses" or in the "Example of Expenses," affect the Mid Cap Fund's performance. During the Mid Cap Fund's most recent fiscal year, the Mid Cap Fund's portfolio turnover rate was 34% of the average value of its portfolio.

Performance Information

The bar chart below presents the calendar year total returns for Institutional Class shares of the Mid Cap Fund before taxes. The bar chart is intended to provide some indication of the risk of investing in the Mid Cap Fund by showing changes in the Mid Cap Fund's performance from year to year. **As with all mutual funds, past performance (before and after taxes) is not necessarily an indication of future performance.**



For the periods shown in the bar chart:	Best quarter: 1st quarter 2017, 4.43%
	Worst quarter: 3rd quarter 2017, 2.11%

Average Annual Total Returns The performance table below presents the average annual total returns for Institutional Class and Investor Class shares of the Mid Cap Fund. The performance table is intended to provide some indication of the risks of investment in the Mid Cap Fund by showing how the Mid Cap Fund's average annual total returns compare with the returns of a broad-based securities market index and a performance average of other similar mutual funds, each over a one-year and since inception period. After-tax performance is presented only for Institutional Class shares of the Fund. After-tax returns for Investor Class shares may vary. After-tax returns are estimated using the highest historical individual federal marginal income tax rates and do not reflect the effect of local, state or foreign taxes. Actual after-tax returns will depend on a shareholder's own tax situation and may differ from those shown. After-tax returns may not be relevant to shareholders who hold their shares through tax-advantaged arrangements (such as 401(k) plans and individual retirement accounts). **As with all mutual funds, past performance (before and after taxes) is not necessarily an indication of future performance.**

Share Class	Ticker Symbol	1 Year	Periods ended December 31, 2017 Since Inception - 3/31/2016
Institutional Class[1]	PMIDX		
Return Before Taxes		13.91	12.83
Return After Taxes on Distributions		11.07	10.59
Return After Taxes on Distributions and Sale of Fund Shares		8.90	9.14
Investor Class[1]	PWMDX		
Return Before Taxes		13.57	12.60
Russell Midcap Index (reflects no deduction for fees, expenses or taxes)[2,4]		18.52	17.17
Lipper Mid-Cap Core Funds Index[3,4]		15.62	17.12

[1] The Fund's inception date is March 31, 2016. For more recent month-end performance data, please visit www.paxworld.com or call us at 800.767.1729.

[2] The Russell Midcap Index measures performance of the mid-capitalization sector of the US equity market. The index is a float-adjusted, capitalization-weighted index of the 800 smallest issuers in the Russell 1000 Index. The index is a subset of the Russell 1000 Index and serves as the underlying index for the Russell Midcap Growth and Russell Midcap Value Index series. The Russell Midcap Index is reconstituted annually.

[3] The Lipper Mid-Cap Core Funds Index is an unmanaged index of the 30 largest funds in the Lipper Mid-Cap Core Fund category. The Lipper Mid-Cap Core Funds category is a total return performance average of the mutual funds tracked by Lipper, Inc. that, by portfolio practice, invest at least 75% of their equity assets in companies with market capitalizations (on a three-year weighted basis) below Lipper's USDE mid-cap ceiling. Mid-cap core funds have more latitude in the companies in which they invest. These funds typically have characteristics (i.e., price-to-earnings ratio, price-to-book ratio) that resemble the "average" of the common stocks of the S&P Mid Cap 400 Index. The Lipper Mid-Cap Core Funds Index is not what is typically considered to be an "index" because it tracks the performance of other mutual funds rather than changes in the value of a group of securities, a securities index or some other traditional economic indicator. The Lipper Mid-Cap Core Funds Index reflects deductions for fees and expenses of the constituent funds.

[4] Unlike the Mid Cap Fund, the Russell Midcap Index and the Lipper Mid-Cap Core Funds Index are not investments, are not professionally managed and have no policy of sustainable investing. One cannot invest directly in any index.

Pax Small Cap Fund

(the "Small Cap Fund")

Fees & Expenses

The tables below describe the fees and expenses that you may pay if you buy and hold Institutional Class, Investor Class or Class A shares of the Small Cap Fund. You may qualify for sales charge discounts for Class A shares if you and your spouse or minor children invest, or agree to invest in the future, at least $50,000 in Class A shares of the Small Cap Fund. More information about these and other discounts is available from your financial intermediary, under "Shareholder Guide—Sales Charges" on page 97 of this Prospectus and under "Distribution and Shareholder Services—Sales Charge Reductions and Waivers" on page 89 in the Statement of Additional Information.

Shareholder Fees (Fees Paid Directly From Your Investment)

	Institutional Class	Investor Class	Class A
Maximum sales charge (load) imposed on purchases (as a % of offering price)	None	None	5.50%
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of original purchase price or net asset value)	None	None	1.00%[1]

	Institutional Class	Investor Class	Class A
Annual Fund Operating Expenses			
(expenses you pay each year as a percentage of the value of your investment):			
Management Fee	0.75%	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	0.00%	0.25%	0.25%
Other Expenses	0.20%	0.19%	0.19%
Total Annual Fund Operating Expenses	0.95%	1.19%	1.19%

1   *This charge applies to investors who purchase $1 million or more of Class A shares without an initial sales charge and redeem them within 18 months of purchase, with certain exceptions. See "Shareholder Guide—Sales Charges."*

Example of Expenses

This example is intended to help you compare the cost of investing in Institutional Class, Investor Class or Class A shares of the Small Cap Fund with the cost of investing in other mutual funds.

The table assumes that an investor invests $10,000 in Institutional Class, Investor Class or Class A shares of the Small Cap Fund for the time periods indicated and then redeems all of his or her shares at the end of those periods. The table also assumes that the investment has a 5% return each year, that all dividends and distributions are reinvested and that the Small Cap Fund's operating expenses remain the same throughout those periods. Although an investor's actual expenses may be higher or lower than those shown in the table, based on these assumptions his or her expenses would be:

	1 year	3 years	5 years	10 years
Institutional Class	$97	$303	$525	$1,166
Investor Class	$121	$378	$654	$1,443
Class A	$665	$907	$1,168	$1,914

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when shares are held in a taxable account. These transaction costs, which are not reflected in "Annual Fund Operating Expenses" or in the "Example of Expenses," affect the Small Cap Fund's performance. During the Small Cap Fund's most recent fiscal year, the Small Cap Fund's portfolio turnover rate was 56% of the average value of its portfolio.

Performance Information

The bar chart below presents the calendar year total returns for Investor Class shares of the Small Cap Fund before taxes. The bar chart is intended to provide some indication of the risk of investing in the Small Cap Fund by showing changes in the Small Cap Fund's performance from year to year. **As with all mutual funds, past performance (before and after taxes) is not necessarily an indication of future performance.**



Investor Class

For the periods shown in the bar chart:	Best quarter: 2nd quarter 2009, 19.79%
	Worst quarter: 3rd quarter 2011, -21.71%

Average Annual Total Returns The performance table below presents the average annual total returns for Investor Class, Class A and Institutional Class shares of the Small Cap Fund. The performance table is intended to provide some indication of the risks of investment in the Small Cap Fund by showing how the Small Cap Fund's average annual total returns compare with the returns of a broad-based securities market index and a performance average of other similar mutual funds, each over a one-year, five-year and since inception period. After-tax performance is presented only for Investor Class shares of the Fund. After-tax returns for Class A and Institutional Class shares may vary. After-tax returns are estimated using the highest historical individual federal marginal income tax rates and do not reflect the effect of local, state or foreign taxes. Actual after-tax returns will depend on a shareholder's own tax situation and may differ from those shown. After-tax returns may not be relevant to shareholders who hold their shares through tax-advantaged arrangements (such as 401(k) plans and individual retirement accounts). **As with all mutual funds, past performance (before and after taxes) is not necessarily an indication of future performance.**

Share Class	Ticker Symbol	Periods ended December 31, 2017		
		1 Year	5 Years	Since Inception
Investor Class[1]	PXSCX			
Return Before Taxes		8.77	13.59	9.88
Return After Taxes on Distributions		8.11	12.28	8.68
Return After Taxes on Distributions and Sale of Fund Shares		5.06	10.46	7.69
Class A[1,2]	PXSAX			
Return Before Taxes		2.82	12.31	9.25
Institutional Class[1]	PXSIX			
Return Before Taxes		9.10	13.89	10.17
Russell 2000 Index (reflects no deduction for fees, expenses or taxes) [3,5]		14.65	14.12	10.03
Lipper Small-Cap Core Funds Index[4,5]		13.95	13.64	9.95

[1]   The Fund's inception date is March 27, 2008. The Fund's investment adviser assumed certain expenses during the 5-year and since-inception periods; total returns would have been lower had these expenses not been assumed. For more recent month-end performance data, please visit www.paxworld.com or call us at 800.767.1729.

[2]   Inception of Class A shares is May 1, 2013. The performance information shown for Class A shares includes the performance of Investor Class shares, adjusted to reflect the sales charge applicable to Class A shares, for the period prior to Class A inception.

[3]   The Russell 2000 Index measures the performance of the small-cap segment of the U.S. equity universe. The Russell 2000 Index is a subset of the Russell 3000 Index representing approximately 10% of the total market capitalization of that index. It includes approximately 2000 of the smallest securities based on a combination of their market cap and current index membership.

[4]   The Lipper Small-Cap Core Funds Index tracks the results of the 30 largest mutual funds in the Lipper Small Cap Core Funds Average. The Lipper Small-Cap Core Funds Average is a total return performance average of the mutual funds tracked by Lipper, Inc. that, by portfolio practice, invest at least 75% of their equity assets in companies with market capitalizations (on a three-year weighted basis) below Lipper's USDE small-cap ceiling. Small-cap core funds have more latitude in the small-cap companies in which they invest. These funds typically have characteristics (i.e., price-to-earnings ratio, price-to-book ratio) that resemble the "average" of the common stocks of the S&P SmallCap 600 Index. The Lipper Small-Cap Core Funds Index is not what is typically considered to be an "index" because it tracks the performance of other mutual funds rather than the changes in the value of a group of securities, a securities index or some other traditional economic indicator. The Lipper Small-Cap Core Funds Index reflects deductions for fees and expenses of the constituent funds.

[5]   Unlike the Small Cap Fund, the Russell 2000 Index and the Lipper Small-Cap Core Funds Index are not investments, are not professionally managed and have no policy of sustainable investing. One cannot invest directly in any index.

Pax ESG Beta Quality Fund

(the "ESG Beta Quality Fund")

Fees & Expenses

The tables below describe the fees and expenses that you may pay if you buy and hold Institutional Class, Investor Class or Class A shares of the ESG Beta Quality Fund. You may qualify for sales charge discounts for Class A shares if you and your spouse or minor children invest, or agree to invest in the future, at least $50,000 in Class A shares of the ESG Beta Quality Fund. More information about these and other discounts is available from your financial intermediary, under "Shareholder Guide—Sales Charges" on page 97 of this Prospectus and under "Distribution and Shareholder Services—Sales Charge Reductions and Waivers" on page 89 in the Statement of Additional Information.

Shareholder Fees (Fees Paid Directly From Your Investment)

	Institutional Class	Investor Class	Class A
Maximum sales charge (load) imposed on purchases (as a % of offering price)	None	None	5.50%
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of original purchase price or net asset value)	None	None	1.00%[1]

	Institutional Class	Investor Class	Class A
Annual Fund Operating Expenses			
(expenses you pay each year as a percentage of the value of your investment):			
Management Fee[2]	0.65%	0.65%	0.65%
Distribution and/or Service (12b-1) Fees	0.00%	0.25%	0.25%
Total Annual Fund Operating Expenses	0.65%	0.90%	0.90%

[1] This charge applies to investors who purchase $1 million or more of Class A shares without an initial sales charge and redeem them within 18 months of purchase, with certain exceptions. See "Shareholder Guide—Sales Charges."

[2] The management fee is a unified fee that includes all of the operating costs and expenses of the Fund (other than taxes, charges of governmental agencies, interest, brokerage commissions incurred in connection with portfolio transactions, distribution and/or service fees payable under a plan pursuant to Rule 12b-1 under the Investment Company Act of 1940, acquired fund fees and expenses and extraordinary expenses), including accounting expenses, administrator, transfer agent and custodian fees, Fund legal fees and other expenses.

Example of Expenses

This example is intended to help you compare the cost of investing in Institutional Class, Investor Class or Class A shares of the ESG Beta Quality Fund with the cost of investing in other mutual funds.

The table assumes that an investor invests $10,000 in Institutional Class, Investor Class or Class A shares of the ESG Beta Quality Fund for the time periods indicated and then redeems all of his or her shares at the end of those periods. The table also assumes that the investment has a 5% return each year, that all dividends and distributions are reinvested and that the ESG Beta Quality Fund's operating expenses remain the same throughout those periods. Although an investor's actual expenses may be higher or lower than those shown in the table, based on these assumptions his or her expenses would be:

	1 year	3 years	5 years	10 years
Institutional Class	$66	$208	$362	$810
Investor Class	$92	$287	$498	$1,108
Class A	$637	$821	$1,021	$1,597

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when shares are held in a taxable account. These transaction costs, which are not reflected in "Annual Fund Operating Expenses" or in the "Example of Expenses," affect the ESG Beta Quality Fund's performance. During the ESG Beta Quality Fund's most recent fiscal year, the ESG Beta Quality Fund's portfolio turnover rate was 36% of the average value of its portfolio.

Performance Information

Effective June 30, 2016, the Pax Growth Fund was renamed the Pax ESG Beta Quality Fund and the strategy of the Fund changed. Accordingly, performance of the Fund for periods prior to June 30, 2016 may not be representative of the performance the Fund would have achieved had the Fund been following its current strategy.

The bar chart below presents the calendar year total returns for Investor Class shares of the ESG Beta Quality Fund before taxes. The bar chart is intended to provide some indication of the risk of investing in the ESG Beta Quality Fund by showing changes in the ESG Beta Quality Fund's performance from year to year. **As with all mutual funds, past performance (before and after taxes) is not necessarily an indication of future performance.**



For the periods shown in the bar chart:	Best quarter: 2nd quarter 2009, 15.98%
	Worst quarter: 4th quarter 2008, -26.10%

Average Annual Total Returns The performance table below presents the average annual total returns for Investor Class, Class A and Institutional Class shares of the ESG Beta Quality Fund. The performance table is intended to provide some indication of the risks of investment in the ESG Beta Quality Fund by showing how the ESG Beta Quality Fund's average annual total returns compare with the returns of a broad-based securities market index and a performance average of other similar mutual funds over a one-year, five-year and ten-year period. After-tax performance is presented only for Investor Class Shares of the Fund. After-tax returns for Class A and Institutional Class shares may vary. After-tax returns are estimated using the highest historical individual federal marginal income tax rates and do not reflect the effect of local, state or foreign taxes. Actual after-tax returns will depend on a shareholder's own tax situation and may differ from those shown. After-tax returns may not be relevant to shareholders who hold their shares through tax-advantaged arrangements (such as 401(k) plans and individual retirement accounts). **As with all mutual funds, past performance (before and after taxes) is not necessarily an indication of future performance.**

		Periods ended December 31, 2017		
Share Class	Ticker Symbol	1 Year	5 Years	10 Years
Investor Class[1]	PXWGX			
Return Before Taxes		21.89	13.89	7.74
Return After Taxes on Distributions		20.29	12.28	6.94
Return After Taxes on Distributions and Sale of Fund Shares		13.11	10.77	6.11
Class A[1,2]	PXGAX			
Return Before Taxes		15.26	12.62	7.14
Institutional Class[1,3]	PWGIX			
Return Before Taxes		22.22	14.18	8.00
Lipper Multi-Cap Core Funds Index[5,6]		21.69	15.71	8.59
Russell 1000 Index (reflects no deduction for fees, expenses or taxes)[4,6]		20.54	14.24	7.69

[1] The Fund's investment adviser assumed certain expenses during the 5- and 10-year periods; total returns would have been lower had these expenses not been assumed. For more recent month-end performance data, please visit www.paxworld.com or call 800.767.1729.

[2] Inception of Class A shares is May 1, 2013. The performance information shown for Class A shares includes the performance of Investor Class shares, adjusted to reflect the sales charge applicable to Class A shares, for the period prior to Class A inception.

[3] Inception of Institutional Class shares is April 2, 2007. The performance information shown for Institutional Class shares includes the performance of Investor Class shares for the period prior to Institutional Class inception. Expenses have not been adjusted to reflect the expenses allocable to Institutional Class shares. If such expenses were reflected, the returns would be higher than those shown.

4   *The Russell 1000 Index measures the performance of the 1,000 largest U.S. companies, as measured by market capitalization. It is a subset of the Russell 3000 Index, which measures the largest 3,000 companies. The Russell 1000 Index is comprised of over 90% of the total market capitalization of all listed U.S. stocks.*

5   *The Lipper Multi-Cap Core Funds Index tracks the results of the 30 largest mutual funds in the Lipper Multi-Cap Core Funds Index Average. The Lipper Multi-Cap Core Funds Index Average is a total return performance average of mutual funds tracked by Lipper, Inc. that invest in a variety of market capitalization ranges without concentrating 75% of their equity assets in any one market capitalization range over an extended period of time. These funds typically have characteristics (i.e., price-to-earnings ratio, price-to-book ratio) that resemble the "average" of the common stocks of the S&P SuperComposite 1500 Index. The Lipper Multi-Cap Core Funds Index is not what is typically considered to be an "index" because it tracks the performance of other mutual funds rather than the changes in the value of a group of securities, a securities index, or some other traditional economic indicator. The Lipper Multi-Cap Core Funds Index reflects deductions for fees and expenses of the constituent funds.*

6   *Unlike the ESG Beta Quality Fund, the Russell 1000 Index and the Lipper Multi-Cap Core Funds Index are not investments, are not professionally managed and have no policy of sustainable investing. One cannot invest directly in any index.*

Pax ESG Beta Dividend Fund

(the "ESG Beta Dividend Fund")

Fees & Expenses

The tables below describe the fees and expenses that you may pay if you buy and hold Institutional Class or Investor Class shares of the ESG Beta Dividend Fund.

Shareholder Fees (Fees Paid Directly From Your Investment)

	Institutional Class	Investor Class
Maximum sales charge (load) imposed on purchases (as a % of offering price)	None	None
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of original purchase price or net asset value)	None	None

	Institutional Class	Investor Class
Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment):		
Management Fee[1]	0.65%	0.65%
Distribution and/or Service (12b-1) Fees	0.00%	0.25%
Total Annual Fund Operating Expenses	0.65%	0.90%

1   *The management fee is a unified fee that includes all of the operating costs and expenses of the Fund (other than taxes, charges of governmental agencies, interest, brokerage commissions incurred in connection with portfolio transactions, distribution and/or service fees payable under a plan pursuant to Rule 12b-1 under the Investment Company Act of 1940, acquired fund fees and expenses and extraordinary expenses), including accounting expenses, administrator, transfer agent and custodian fees, Fund legal fees and other expenses.*

Example of Expenses

This example is intended to help you compare the cost of investing in Institutional Class or Investor Class shares of the ESG Beta Dividend Fund with the cost of investing in other mutual funds.

The table assumes that an investor invests $10,000 in Institutional Class or Investor Class shares of the ESG Beta Dividend Fund for the time periods indicated and then redeems all of his or her shares at the end of those periods. The table also assumes that the investment has a 5% return each year, that all dividends and distributions are reinvested and that the ESG Beta Dividend Fund's operating expenses remain the same throughout those periods. Although an investor's actual expenses may be higher or lower than those shown in the table, based on these assumptions his or her expenses would be:

	1 year	3 years	5 years	10 years
Institutional Class	$66	$208	$362	$810
Investor Class	$92	$287	$498	$1,108

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when shares are held in a taxable account. These transaction costs, which are not reflected in "Annual Fund Operating Expenses" or in the "Example of Expenses," affect the ESG Beta Dividend Fund's performance. During the ESG Beta Dividend Fund's most recent fiscal year, the ESG Beta Dividend Fund's portfolio turnover rate was 31% of the average value of its portfolio.

Performance Information

The bar chart below presents the calendar year total returns for Institutional Class shares of the ESG Beta Dividend Fund before taxes. The bar chart is intended to provide some indication of the risk of investing in the ESG Beta Dividend Fund by showing changes in the ESG Beta Dividend Fund's performance from year to year. **As with all mutual funds, past performance (before and after taxes) is not necessarily an indication of future performance.**



For the periods shown in the bar chart:	Best quarter: 4th quarter 2017, 7.57%
	Worst quarter: 2nd quarter 2017, 1.78%

Average Annual Total Returns The performance table below presents the average annual total returns for Institutional Class and Investor Class shares of the ESG Beta Dividend Fund. The performance table is intended to provide some indication of the risks of investment in the ESG Beta Dividend Fund by showing how the ESG Beta Dividend Fund's average annual total returns compare with the returns of a broad-based securities market index and a performance average of other similar mutual funds, each over a one-year and since inception period. After-tax performance is presented only for Institutional Class shares of the Fund. After-tax returns for Investor Class shares may vary. After-tax returns are estimated using the highest historical individual federal marginal income tax rates and do not reflect the effect of local, state or foreign taxes. Actual after-tax returns will depend on a shareholder's own tax situation and may differ from those shown. After-tax returns may not be relevant to shareholders who hold their shares through tax-advantaged arrangements (such as 401(k) plans and individual retirement accounts). **As with all mutual funds, past performance (before and after taxes) is not necessarily an indication of future performance.**

		Periods ended December 31, 2017	
Share Class	**Ticker Symbol**	**1 Year**	**Since Inception - 12/16/2016**
Institutional Class[1]	PXDIX		
Return Before Taxes		19.44	17.69
Return After Taxes on Distributions		18.25	16.41
Return After Taxes on Distributions and Sale of Fund Shares		11.01	12.87
Investor Class[1]	PAXDX		
Return Before Taxes		19.24	17.50
Russell 1000 Index (reflects no deduction for fees, expenses or taxes)[2,4]		21.69	19.97
Lipper Equity Income Funds Index[3,4]		16.43	15.24

[1] The Fund's inception date is December 16, 2016. For more recent month-end performance data, please visit www.paxworld.com or call us at 800.767.1729.

[2] The Russell 1000 Index measures the performance of the 1,000 largest U.S. companies, as measured by market capitalization. It is a subset of the Russell 3000 Index, which measures the largest 3,000 companies. The Russell 1000 Index is comprised of over 90% of the total market capitalization of all listed U.S. stocks.

[3] Lipper Equity Income Funds Index tracks the results of the 30 largest mutual funds in the Lipper Equity Income Funds Index Average. The Lipper Equity Income Funds Index Average is a total return performance average of mutual funds tracked by Lipper, Inc. that by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities. The Lipper Equity Income Funds Index is not what is typically considered to be an "index" because it tracks the performance of other mutual funds rather than changes in the value of a group of securities, a securities index or some other traditional economic indicator. The Lipper Equity Income Funds Index reflects deductions for fees and expenses of the constituent funds.

[4] Unlike the ESG Beta Dividend Fund, the Russell 1000 Index and the Lipper Equity Income Funds Index are not investments, are not professionally managed and have no policy of sustainable investing. One cannot invest directly in any index.

Pax MSCI EAFE ESG Leaders Index Fund

(the "EAFE ESG Index Fund")

Fees & Expenses

The tables below describe the fees and expenses that you may pay if you buy and hold Institutional Class or Investor shares of the Fund.

Shareholder Fees (Fees Paid Directly From Your Investment)

	Institutional Class	Investor Class
Maximum sales charge (load) imposed on purchases (as a % of offering price)	None	None
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of original purchase price or net asset value)	None	None

	Institutional Class	Investor Class
Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment):		
Management Fee[1]	0.55%	0.55%
Distribution and/or Service (12b-1) Fees	0.00%	0.25%
Acquired Fund Fees and Expenses[2]	0.01%	0.01%
Total Annual Fund Operating Expenses	0.56%	0.81%

[1] The management fee is a unified fee that includes all of the operating costs and expenses of the Fund (other than taxes, charges of governmental agencies, interest, brokerage commissions incurred in connection with portfolio transactions, distribution and/or service fees payable under a plan pursuant to Rule 12b-1 under the Investment Company Act of 1940, acquired fund fees and expenses and extraordinary expenses), including accounting expenses, administrator, transfer agent and custodian fees, Fund legal fees and other expenses.

[2] Acquired Fund Fees and Expenses represent expenses indirectly borne by the Fund through its investment in other investment companies.

Example of Expenses

This example is intended to help you compare the cost of investing in Institutional Class or Investor Class shares of the Fund with the cost of investing in other mutual funds.

The table assumes that an investor invests $10,000 in Institutional Class or Investor Class shares of the Fund for the time periods indicated and then redeems all of his or her shares at the end of those periods. The table also assumes that the investment has a 5% return each year, that all dividends and distributions are reinvested and that the Fund's operating expenses remain the same throughout those periods. Although an investor's actual expenses may be higher or lower than those shown in the table, based on these assumptions his or her expenses would be:

	1 year	3 years	5 years	10 years
Institutional Class	$57	$179	$313	$701
Investor Class	$83	$259	$450	$1,002

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when shares are held in a taxable account. These transaction costs, which are not reflected in "Annual Fund Operating Expenses" or in the "Example of Expenses," affect the Fund's performance. During the EAFE ESG Index Fund's most recent fiscal year, the EAFE ESG Index Fund's portfolio turnover rate was 42% of the average value of the portfolio.

Performance Information

Effective March 31, 2014 the EAFE ESG Index Fund acquired the assets of Pax World International Fund, a series of Pax World Funds Series Trust I, and of Pax MSCI EAFE ESG Index ETF, a series of Pax World Funds Trust II, pursuant to an Agreement and Plan of Reorganization dated December 13, 2013 (the "Reorganizations"). Because the EAFE ESG Index Fund had no investment operations prior to the closing of the Reorganizations, and based on the similarity of the EAFE ESG Index Fund to Pax MSCI EAFE ESG Index ETF, Pax MSCI EAFE ESG Index ETF (the "Predecessor Fund") is treated as the survivor of the Reorganizations for accounting and performance reporting purposes. Accordingly, all performance and other information shown for the EAFE ESG Index Fund for periods prior to March 31, 2014 is that of the Predecessor Fund.

The bar chart below presents the calendar year total returns for Institutional Class shares of the EAFE ESG Index Fund before taxes. The bar chart is intended to provide some indication of the risk of investing in the EAFE ESG Index Fund by showing changes in the EAFE ESG Index Fund's performance from year to year. All performance information shown for the EAFE ESG Index Fund for periods prior to March 31, 2014 is that of the Predecessor Fund. **As with all mutual funds, past performance (before and after taxes) is not necessarily an indication of future performance.**



Institutional Class

For the periods shown in the bar chart:	Best quarter: 3rd quarter 2013, 10.78%	
	Worst quarter: 3rd quarter 2011, -17.36%	

Average Annual Total Returns The performance table below presents the average annual total returns for Institutional Class and Investor Class shares of the Fund. The performance table is intended to provide some indication of the risk of investing in the Fund by showing how the Fund's average annual total returns compare with the returns of a broad-based securities market index over a one-year, five-year and since inception period. All performance information shown for the Fund for periods prior to March 31, 2014 is that of the Predecessor Fund. After-tax performance is presented only for Institutional Class Shares of the Fund. After-tax returns for Investor Class shares would be lower. After-tax returns are estimated using the highest historical individual federal marginal income tax rates and do not reflect the effect of local, state or foreign taxes. Actual after-tax returns will depend on a shareholder's own tax situation and may differ from those shown. After-tax returns may not be relevant to investors who hold shares of the Fund through tax-advantaged arrangements (such as 401(k) plans or individual retirement accounts). **As with all mutual funds, past performance (before and after taxes) is not necessarily an indication of future performance.**

		Periods ended December 31, 2017		
Share Class		**1 Year**	**5 Year**	**Since Inception - 1/27/2011**
Institutional Class[1]	PXNIX			
Return Before Taxes		23.34	7.70	5.59
Return After Taxes on Distributions		21.94	6.49	4.46
Return After Taxes on Distributions and Sale of Fund Shares		13.17	5.43	3.83
Investor Class[1,2]	PXINX			
Return Before Taxes		23.01	7.43	5.32
MSCI EAFE ESG Leaders (Net) Index (reflects no deduction for fees, expenses or taxes)[3,6]		23.37	8.35	6.18
MSCI EAFE (Net) Index (reflects no deduction for fees, expenses or taxes)[4,6]		25.03	7.90	5.58
Lipper International Large-Cap Core Funds Index[5,6]		25.46	7.45	5.26

[1] The Fund's inception date is January 27, 2011. For more recent month-end performance data, please visit www.paxworld.com or call us at 800.767.1729.

[2] Inception of Investor Class shares is March 31, 2014. The returns shown for Investor Class shares for the period prior to Investor Class shares inception are those of the Predecessor Fund. These returns have been adjusted to reflect the expenses allocable to Investor Class shares.

[3] The MSCI EAFE ESG Leaders Index is an index of equity securities of issuers organized or operating in developed market countries around the world excluding the U.S. and Canada that have high sustainability or environmental, social and governance (ESG) ratings relative to their sector and industry group peers, as rated by MSCI ESG Research annually. MSCI ESG Research evaluates companies' ESG characteristics and derives corresponding ESG scores and ratings. Companies are ranked by ESG score against their sector peers to determine their eligibility for the MSCI ESG indices. MSCI ESG Research identifies the highest-rated companies in each peer group to meet the float-adjusted market capitalization sector targets. The rating system is based on general and industry-specific ESG criteria, assigning ratings on a 7-point scale from AAA (highest) to CCC (lowest). Performance for the MSCI EAFE ESG Leaders Index is shown "net", which includes dividend reinvestments after deduction of foreign withholding tax.

4   *The MSCI EAFE (Europe, Australasia, Far East) Index is a free float-adjusted market capitalization index that is designed to measure the equity market performance of developed markets, excluding the U.S. and Canada. The MSCI EAFE Index consists of the following 21 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. Performance for the MSCI EAFE Index is shown "net", which includes dividend reinvestments after deduction of foreign withholding tax.*

5   *The Lipper International Large-Cap Core Funds Index tracks the results of funds that, by portfolio practice, invest at least 75% of their equity assets in companies strictly outside of the U.S. with market capitalizations (on a three-year weighted basis) above Lipper's international large-cap floor. International large-cap core funds typically have an average price-to-cash flow ratio, price-to-book ratio, and three-year sales-per-share growth value compared to the S&P/Citigroup World ex-U.S. BMI. The Lipper International Large-Cap Core Funds Index is not what is typically considered to be an "index" because it tracks the performance of other mutual funds rather than the changes in the value of a group of securities, a securities index, or some other traditional economic indicator. The Lipper International Large-Cap Core Funds Index reflects deductions for fees and expenses of the constituent funds.*

6   *Unlike the EAFE ESG Index Fund, the MSCI EAFE ESG Leaders Index, the MSCI EAFE Index and the Lipper International Large-Cap Core Funds Index are not investments and are not professionally managed. One cannot invest directly in any index.*

Pax Ellevate Global Women's Leadership Fund

(the "Global Women's Fund")

Fees & Expenses

The tables below describe the fees and expenses that you may pay if you buy and hold Institutional Class or Investor Class shares of the Global Women's Fund.

Shareholder Fees (Fees Paid Directly From Your Investment)

	Institutional Class	Investor Class
Maximum sales charge (load) imposed on purchases (as a % of offering price)	None	None
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of original purchase price or net asset value)	None	None

	Institutional Class	Investor Class
Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment):		
Management Fee[1]	0.55%	0.55%
Distribution and/or Service (12b-1) Fees	0.00%	0.25%
Acquired Fund Fees and Expenses[2]	0.01%	0.01%
Total Annual Fund Operating Expenses	0.56%	0.81%

[1] *The management fee is a unified fee that includes all of the operating costs and expenses of the Fund (other than taxes, charges of governmental agencies, interest, brokerage commissions incurred in connection with portfolio transactions, distribution and/or service fees payable under a plan pursuant to Rule 12b-1 under the Investment Company Act of 1940, acquired fund fees and expenses and extraordinary expenses), including accounting expenses, administrator, transfer agent and custodian fees, Fund legal fees and other expenses.*

[2] *Acquired Fund Fees and Expenses represent expenses indirectly borne by the Fund through its investment in other investment companies.*

Example of Expenses

This example is intended to help you compare the cost of investing in Institutional Class or Investor Class shares of the Global Women's Fund with the cost of investing in other mutual funds.

The table assumes that an investor invests $10,000 in Institutional Class or Investor Class shares of the Global Women's Fund for the time periods indicated and then redeems all of his or her shares at the end of those periods. The table also assumes that the investment has a 5% return each year, that all dividends and distributions are reinvested and that the Global Women's Fund's operating expenses remain the same throughout those periods. Although an investor's actual expenses may be higher or lower than those shown in the table, based on these assumptions his or her expenses would be:

	1 year	3 years	5 years	10 years
Institutional Class	$57	$179	$313	$701
Investor Class	$83	$259	$450	$1,002

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when shares are held in a taxable account. These transaction costs, which are not reflected in "Annual Fund Operating Expenses" or in the "Example of Expenses," affect the Global Women's Fund's performance. During the Global Women's Fund's most recent fiscal year, the Global Women's Fund's portfolio turnover rate was 56% of the average value of the portfolio.

Performance Information

Effective June 4, 2014, the Global Women's Fund acquired the assets of the Pax World Global Women's Equality Fund, a series of Pax World Funds Series Trust I, pursuant to an Agreement and Plan of Reorganization dated May 28, 2014 (the "Reorganization"). Because the Global Women's Fund had no investment operations prior to the closing of the Reorganization, Pax World Global Women's Equality Fund (the "Predecessor Fund") is treated as the survivor of the Reorganization for accounting and performance reporting purposes. Accordingly, all performance and other information shown for the Global Women's Fund for periods prior to June 4, 2014 is that of the Predecessor Fund.

The bar chart below presents the calendar year total returns for Investor Class shares of the Global Women's Fund before taxes. The bar chart is intended to provide some indication of the risk of investing in the Global Women's Fund by showing changes in the Global Women's Fund's performance from year to year. All performance information shown for the Global Women's Fund for periods prior to June 4, 2014 is that of the Predecessor Fund. **As with all mutual funds, past performance (before and after taxes) is not necessarily an indication of future performance.**



For the periods shown in the bar chart:	Best quarter: 2nd quarter 2009, 17.02%
	Worst quarter: 4th quarter 2008, -25.20%

Average Annual Total Returns The performance table below presents the average annual total returns for Institutional Class and Investor Class shares of the Global Women's Fund. The performance table is intended to provide some indication of the risk of investing in the Global Women's Fund by showing how the Global Women's Fund's average annual total returns compare with the returns of a broad-based securities market index over a one-year, five-year and ten-year period. All performance information shown for the Global Women's Fund for periods prior to June 4, 2014 is that of the Predecessor Fund. After-tax performance is presented only for Investor Class shares of the Fund. After-tax returns for Institutional Class shares may vary. After-tax returns are estimated using the highest historical individual federal marginal income tax rates and do not reflect the effect of local, state or foreign taxes. Actual after-tax returns will depend on a shareholder's own tax situation and may differ from those shown. After-tax returns may not be relevant to investors who hold shares of the Global Women's Fund through tax-advantaged arrangements (such as 401(k) plans or individual retirement accounts). **As with all mutual funds, past performance (before and after taxes) is not necessarily an indication of future performance.**

Effective May 1, 2018 the MSCI World (Net) Index replaced the Pax Global Women's Leadership (Net) Index as the primary bench mark for the Global Women's Fund because the Adviser believes the MSCI World (Net) Index is a more appropriate broad-based securities market index representing the universe of securities in which the Fund may invest.

Share Class	Ticker Symbol	Periods ended December 31, 2017		
		1 Year	5 Years	10 Years
Investor Class[1]	PXWEX			
Return Before Taxes		24.86	11.57	4.08
Return After Taxes on Distributions		23.95	10.49	3.45
Return After Taxes on Distributions and Sale of Fund Shares		14.50	9.01	3.12
Institutional Class[1,2]	PXWIX			
Return Before Taxes		25.14	11.84	4.34
MSCI World (Net) Index (reflects no deduction for fees, expenses or taxes)[3,6]		22.40	11.64	5.03
Pax Global Women's Leadership (Net) Index (reflects no deduction for fees, expenses or taxes)[*4,6]		22.78	--	--
Lipper Global Multi-Cap Core Funds Index[5,6]		22.55	11.16	5.88

*   *A custom index based on MSCI World.*

1   *For more recent month-end performance data, please visit www.paxworld.com or call us at 800.767.1729.*

2   *Inception of Institutional Class shares is April 19, 2006.*

3   *The MSCI World (Net) Index is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. The MSCI World Index consists of the following 23 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States. Performance for the MSCI World Index is shown "net," which includes dividend reinvestments after deduction of foreign withholding taxes.*

4   *The Women's Index is a customized market capitalization-weighted index consisting of equity securities of issuers organized or operating in countries around the world that demonstrate a commitment to advancing and empowering women through gender diversity on their boards, in management and through other policies and programs, and an understanding of the potential business advantages associated with greater gender diversity, as rated by Pax World Gender Analytics. In addition, the companies comprising the Women's Index meet certain environmental, social and governance (ESG) or sustainability thresholds, as rated by MSCI ESG Research. Inception date of the Women's Index is February 28, 2014.*

5   *The Lipper Global Multi-Cap Core Funds Index tracks the results of the 30 largest mutual funds in the Global Multi-Cap Core Funds Index Average. The Global Multi-Cap Core Funds Index Average is a total return performance average of mutual funds tracked by Lipper, Inc. that track the results of funds that, by portfolio practice, invest in a variety of market capitalization ranges without concentrating 75% of their equity assets in any one market capitalization range over an extended period of time. Global multi-cap core funds typically have characteristics (i.e., price-to-earnings ratio, price-to-book ratio) that resemble the "average" of the common stocks of the MSCI World Index. The Lipper Global Multi-Cap Core Funds Index is not what is typically considered to be an "index" because it tracks the performance of other mutual funds rather than the changes in the value of a group of securities, a securities index, or some other traditional economic indicator. The Lipper Global Multi-Cap Core Funds Index reflects deductions for fees and expenses of the constituent funds.*

6   *Unlike the Global Women's Fund, the MSCI World (Net) Index, the Pax Global Women's Leadership (Net) Index, and the Lipper Global Multi-Cap Core Funds Index are not investments, are not professionally managed and have (with the exception of the Pax Global Women's Leadership Index) no policy of sustainable investing. One cannot invest directly in an index.*

Pax Global Environmental Markets Fund

(the "Global Environmental Markets Fund")

Fees & Expenses

The tables below describe the fees and expenses that you may pay if you buy and hold Institutional Class, Investor Class or Class A shares of the Global Environmental Markets Fund. You may qualify for sales charge discounts for Class A shares if you and your spouse or minor children invest, or agree to invest in the future, at least $50,000 in Class A shares of the Global Environmental Markets Fund. More information about these and other discounts is available from your financial intermediary, under "Shareholder Guide—Sales Charges" on page 97 of this Prospectus and under "Distribution and Shareholder Services—Sales Charge Reductions and Waivers" on page 89 in the Statement of Additional Information.

Shareholder Fees (Fees Paid Directly From Your Investment)

	Institutional Class	Investor Class	Class A
Maximum sales charge (load) imposed on purchases (as a % of offering price)	None	None	5.50%
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of original purchase price or net asset value)	None	None	1.00%[1]

	Institutional Class	Investor Class	Class A
Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment):			
Management Fee	0.80%	0.80%	0.80%
Distribution and/or Service (12b-1) Fees	0.00%	0.25%	0.25%
Other Expenses	0.22%	0.21%	0.21%
Total Annual Fund Operating Expenses	1.02%	1.26%	1.26%
Contractual Reimbursements[2]	(0.04%)	(0.03%)	(0.03%)
Net Annual Fund Operating Expenses	0.98%	1.23%	1.23%

[1] *This charge applies to investors who purchase $1 million or more of Class A shares without an initial sales charge and redeem them within 18 months of purchase, with certain exceptions. See "Shareholder Guide—Sales Charges."*

[2] *The Global Environmental Markets Fund's investment adviser has contractually agreed to reimburse expenses (other than interest, commissions, taxes, extraordinary expenses and Acquired Fund Fees and Expenses, if any) allocable to Institutional Class, Investor Class and Class A shares of the Global Environmental Markets Fund to the extent such expenses exceed 0.98%, 1.23% and 1.23% of the average daily net assets of Institutional Class, Investor Class and Class A shares, respectively. This reimbursement arrangement may not be amended or terminated without the approval of the Fund's Board of Trustees before December 31, 2018.*

Example of Expenses

This example is intended to help you compare the cost of investing in Institutional Class, Investor Class or Class A shares of the Global Environmental Markets Fund with the cost of investing in other mutual funds.

The table assumes that an investor invests $10,000 in Institutional Class, Investor Class or Class A shares of the Global Environmental Markets Fund for the time periods indicated and then redeems all of his or her shares at the end of those periods. The table also assumes that the investment has a 5% return each year, that all dividends and distributions are reinvested and that the Global Environmental Markets Fund's operating expenses remain the same throughout those periods. The amounts shown reflect the contractual reimbursement noted in the Annual Fund Operating Expenses table for the first year. Although an investor's actual expenses may be higher or lower than those shown in the table, based on these assumptions his or her expenses would be:

	1 year	3 years	5 years	10 years
Institutional Class	$104	$325	$563	$1,248
Investor Class	$128	$400	$692	$1,523
Class A	$671	$928	$1,204	$1,989

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when shares are held in a taxable account. These transaction costs, which are not reflected in "Annual Fund Operating Expenses" or in the "Example of Expenses," affect the Global Environmental Markets Fund's performance. During the Global Environmental Markets Fund's most recent fiscal year, the Global Environmental Markets Fund's portfolio turnover rate was 18% of the average value of its portfolio.

Performance Information

The bar chart below presents the calendar year total returns for Investor Class shares of the Global Environmental Markets Fund before taxes. The bar chart is intended to provide some indication of the risk of investing in the Global Environmental Markets Fund by showing changes in the Global Environmental Markets Fund's performance from year to year. **As with all mutual funds, past performance (before and after taxes) is not necessarily an indication of future performance.**



For the periods shown in the bar chart:	Best quarter: 2nd quarter 2009, 29.43%
	Worst quarter: 3rd quarter 2011, -21.05%

Average Annual Total Returns The performance table below presents the average annual total returns for Investor Class, Class A and Institutional Class shares of the Global Environmental Markets Fund. The performance table is intended to provide some indication of the risks of investment in the Global Environmental Markets Fund by showing how the Global Environmental Markets Fund's average annual total returns compare with the returns of a broad-based securities market index over a one-year, five-year and since inception period. After-tax performance is presented only for Investor Class shares of the Fund. After-tax returns for Class A and Institutional Class shares may vary. After-tax returns are estimated using the highest historical individual federal marginal income tax rates and do not reflect the effect of local, state or foreign taxes. Actual after-tax returns will depend on a shareholder's own tax situation and may differ from those shown. After-tax returns may not be relevant to shareholders who hold their shares through tax-advantaged arrangements (such as 401(k) plans and individual retirement accounts). **As with all mutual funds, past performance (before and after taxes) is not necessarily an indication of future performance.**

		Periods ended December 31, 2017		
Share Class	**Ticker Symbol**	**1 Year**	**5 Years**	**Since Inception**
Investor Class[1]	PGRNX			
Return Before Taxes		26.42	12.09	6.52
Return After Taxes on Distributions		25.43	11.63	6.19
Return After Taxes on Distributions and Sale of Fund Shares		15.69	9.58	5.20
Class A[1,2]	PXEAX			
Return Before Taxes		19.54	10.83	5.91
Institutional Class[1]	PGINX			
Return Before Taxes		26.79	12.39	6.79
MSCI ACWI (Net) Index (reflects no deduction for fees, expenses or taxes)[3,5]		23.97	10.80	5.77
FTSE Environmental Opportunities Index Series (reflects no deduction for fees, expenses or taxes)[4,5]		31.02	13.65	—

1 The Fund's inception date is March 27, 2008. The Fund's investment adviser assumed certain expenses during each period shown; total returns would have been lower had these expenses not been assumed. For more recent month-end performance data, please visit www.paxworld.com or call us at 800.767.1729.

2 Inception of Class A shares is May 1, 2013. The performance information shown for Class A shares includes the performance of Investor Class shares, adjusted to reflect the sales charge applicable to Class A shares, for the period prior to Class A inception.

3 The MSCI AC World (Net) Index is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed and emerging markets. The MSCI AC World consists of 46 country indexes comprising 23 developed and 23 emerging market country indexes. The developed market country indexes included are: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, United Kingdom and the United States. The emerging market country indexes included are: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Pakistan, Peru, Philippines, Poland, Qatar, Russia, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates. Performance for the MSCI ACWI Index is shown "net," which includes dividend reinvestments after deduction of foreign withholding tax.

4 The FTSE Environmental Opportunities Index Series measures the performance of global companies that have significant involvement in environmental business activities, including renewable and alternative energy, energy efficiency, water technology; waste and pollution control; and food, agriculture and forestry. The FTSE Environmental Opportunities Index Series requires companies to have at least 20% of their business derived from environmental markets and technologies. The FTSE Environmental Opportunities Index Series is published by a joint venture of FTSE International and Impax Asset Management, Ltd. Impax Asset Management Ltd. is the sub-adviser to the Pax Global Environmental Markets Fund.

5 Unlike the Global Environmental Markets Fund, the MSCI AC World (Net) Index and the FTSE Environmental Opportunities Index Series are not investments, are not professionally managed and have no policy of sustainable investing. One cannot invest directly in any index.

Pax Core Bond Fund

(the "Core Bond Fund")

Fees & Expenses

The tables below describe the fees and expenses that you may pay if you buy and hold Institutional Class or Investor Class shares of the Core Bond Fund.

Shareholder Fees (Fees Paid Directly From Your Investment)

	Institutional Class	Investor Class
Maximum sales charge (load) imposed on purchases (as a % of offering price)	None	None
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of original purchase price or net asset value)	None	None

	Institutional Class	Investor Class
Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment):		
Management Fee	0.40%	0.40%
Distribution and/or Service (12b-1) Fees	0.00%	0.25%
Other Expenses	0.06%	0.06%
Total Annual Fund Operating Expenses	0.46%	0.71%

Example of Expenses

This example is intended to help you compare the cost of investing in Institutional Class or Investor Class shares of the Core Bond Fund with the cost of investing in other mutual funds.

The table assumes that an investor invests $10,000 in Institutional Class or Investor Class shares of the Core Bond Fund for the time periods indicated and then redeems all of his or her shares at the end of those periods. The table also assumes that the investment has a 5% return each year, that all dividends and distributions are reinvested and that the Core Bond Fund's operating expenses remain the same throughout those periods. Although an investor's actual expenses may be higher or lower than those shown in the table, based on these assumptions his or her expenses would be:

	1 year	3 years	5 years	10 years
Institutional Class	$47	$148	$258	$579
Investor Class	$73	$227	$395	$883

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when shares are held in a taxable account. These transaction costs, which are not reflected in "Annual Fund Operating Expenses" or in the "Example of Expenses," affect the Core Bond Fund's performance. During the Core Bond Fund's most recent fiscal year, the Core Bond Fund's portfolio turnover rate was 60% of the average value of its portfolio.

Performance Information

The bar chart below presents the calendar year total returns for Institutional Class shares of the Core Bond Fund before taxes. The bar chart is intended to provide some indication of the risk of investing in the Core Bond Fund by showing changes in the Core Bond Fund's performance from year to year. **As with all mutual funds, past performance (before and after taxes) is not necessarily an indication of future performance.**



For the periods shown in the bar chart:	Best quarter: 2nd quarter 2017, 1.20%
	Worst quarter: 4th quarter 2017, 0.15%

Average Annual Total Returns The performance table below presents the average annual total returns for Institutional Class and Investor Class shares of the Core Bond Fund. The performance table is intended to provide some indication of the risks of investment in the Core Bond Fund by showing how the Core Bond Fund's average annual total returns compare with the returns of a broad-based securities market index and a performance average of other similar mutual funds, each over a one-year and since inception period. After-tax performance is presented only for Institutional Class shares of the Fund. After-tax returns for Investor Class shares may vary. After-tax returns are estimated using the highest historical individual federal marginal income tax rates and do not reflect the effect of local, state or foreign taxes. Actual after-tax returns will depend on a shareholder's own tax situation and may differ from those shown. After-tax returns may not be relevant to shareholders who hold their shares through tax-advantaged arrangements (such as 401(k) plans and individual retirement accounts). **As with all mutual funds, past performance (before and after taxes) is not necessarily an indication of future performance.**

Periods ended December 31, 2017

Share Class	Ticker Symbol	1 Year	Since Inception - 12/16/2016
Institutional Class[1]	PXBIX		
Return Before Taxes		2.82	3.61
Return After Taxes on Distributions		1.75	2.51
Return After Taxes on Distributions and Sale of Fund Shares		1.62	2.26
Investor Class[1]	PAXBX		
Return Before Taxes		2.56	3.34
Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)[2,4]		3.54	4.53
Lipper Core Bond Funds Index[3,4]		3.95	4.79

[1] The Fund's inception date is December 16, 2016. For more recent month-end performance data, please visit www.paxworld.com or call us at 800.767.1729.

[2] The Bloomberg Barclays U.S. Aggregate Bond Index is a broad base index, maintained by Bloomberg L.P. often used to represent investment grade bonds being traded in the United States.

[3] Lipper Core Bond Funds Index tracks the results of the 30 largest mutual funds in the Lipper Core Bond Index Funds Average. The Lipper Core Bond Index Funds Average is a total return performance average of mutual funds tracked by Lipper, Inc. that invest at least 85% in domestic investment-grade debt issues (rated in the top four grades) with any remaining investment in non-benchmark sectors such as high-yield, global and emerging market debt. These funds maintain dollar-weighted average maturities of five to ten years. The Lipper Core Bond Funds Index is not what is typically considered to be an "index" because it tracks the performance of other mutual funds rather than changes in the value of a group of securities, a securities index or some other traditional economic indicator. The Lipper Core Bond Funds Index reflects deductions for fees and expenses of the constituent funds.

[4] Unlike the Core Bond Fund, the Bloomberg Barclays U.S. Aggregate Bond Index and the Lipper Core Bond Funds Index are not investments, are not professionally managed and have no policy of sustainable investing. One cannot invest directly in any index.

Pax High Yield Bond Fund

(the "High Yield Bond Fund")

Fees & Expenses

The tables below describe the fees and expenses that you may pay if you buy and hold Institutional Class, Investor Class or Class A shares of the High Yield Bond Fund. You may qualify for sales charge discounts for Class A shares if you and your spouse or minor children invest, or agree to invest in the future, at least $50,000 in Class A shares of the High Yield Bond Fund. More information about these and other discounts is available from your financial intermediary, under "Shareholder Guide—Sales Charges" on page 97 of this Prospectus and under "Distribution and Shareholder Services—Sales Charge Reductions and Waivers" on page 89 in the Statement of Additional Information.

Shareholder Fees (Fees Paid Directly From Your Investment)

	Institutional Class	Investor Class	Class A
Maximum sales charge (load) imposed on purchases (as a % of offering price)	None	None	4.50%
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of original purchase price or net asset value)	None	None	1.00%[1]

	Institutional Class	Investor Class	Class A
Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment):			
Management Fee	0.50%	0.50%	0.50%
Distribution and/or Service (12b-1) Fees	0.00%	0.25%	0.25%
Other Expenses	0.24%	0.24%	0.24%
Total Annual Fund Operating Expenses	0.74%	0.99%	0.99%

[1] This charge applies to investors who purchase $1 million or more of Class A shares without an initial sales charge and redeem them within 18 months of purchase, with certain exceptions. See "Shareholder Guide—Sales Charges."

Example of Expenses

This example is intended to help you compare the cost of investing in Institutional Class, Investor Class or Class A shares of the High Yield Bond Fund with the cost of investing in other mutual funds.

The table assumes that an investor invests $10,000 in Institutional Class, Investor Class or Class A shares of the High Yield Bond Fund for the time periods indicated and then redeems all of his or her shares at the end of those periods. The table also assumes that the investment has a 5% return each year, that all dividends and distributions are reinvested and that the High Yield Bond Fund's operating expenses remain the same throughout those periods. Although an investor's actual expenses may be higher or lower than those shown in the table, based on these assumptions his or her expenses would be:

	1 year	3 years	5 years	10 years
Institutional Class	$76	$237	$411	$918
Investor Class	$101	$315	$547	$1,213
Class A	$546	$751	$972	$1,608

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when shares are held in a taxable account. These transaction costs, which are not reflected in "Annual Fund Operating Expenses" or in the "Example of Expenses," affect the High Yield Bond Fund's performance. During the High Yield Bond Fund's most recent fiscal year, the High Yield Bond Fund's portfolio turnover rate was 91% of the average value of its portfolio.

Performance Information

The bar chart below presents the calendar year total returns for Investor Class shares of the High Yield Bond Fund before taxes. The bar chart is intended to provide some indication of the risk of investing in the High Yield Bond Fund by showing changes in the High Yield Bond Fund's performance from year to year. **As with all mutual funds, past performance (before and after taxes) is not necessarily an indication of future performance.**



For the periods shown in the bar chart:

Best quarter: 2nd quarter 2009, 11.79%

Worst quarter: 4th quarter 2008, -17.51%

Average Annual Total Returns The performance table below presents the average annual total returns for Investor Class, Class A and Institutional Class shares of the High Yield Bond Fund. The performance table is intended to provide some indication of the risks of investment in the High Yield Bond Fund by showing how the High Yield Bond Fund's average annual total returns compare with the returns of a broad-based securities market index and a performance average of other similar mutual funds, each over a one-year, five-year and ten-year period. After-tax performance is presented only for Investor Class shares for the Fund. After-tax returns for Class A and Institutional Class shares may vary. After-tax returns are estimated using the highest historical individual federal marginal income tax rates and do not reflect the effect of local, state or foreign taxes. Actual after-tax returns will depend on a shareholder's own tax situation and may differ from those shown. After-tax returns may not be relevant to shareholders who hold their shares through tax-advantaged arrangements (such as 401(k) plans and individual retirement accounts). **As with all mutual funds, past performance (before and after taxes) is not necessarily an indication of future performance.**

Share Class	Ticker Symbol	1 Year	5 Years	10 Years
Investor Class[1]	PAXHX			
Return Before Taxes		6.37	3.76	5.39
Return After Taxes on Distributions		4.02	1.20	2.54
Return After Taxes on Distributions and Sale of Fund Shares		3.58	1.67	2.96
Class A[1,2]	PXHAX			
Return Before Taxes		1.53	2.85	4.92
Institutional Class[1]	PXHIX			
Return Before Taxes		6.64	4.02	5.65
ICE BofA Merrill Lynch U.S. High Yield BB-B (Constrained 2%) Index (reflects no deduction for fees, expenses or taxes)[3,5]		6.98	5.58	7.33
Lipper High Yield Bond Funds Index[4,5]		7.53	5.22	6.47

1   The Fund's investment adviser assumed certain expenses during the 10-year period; total returns would have been lower had these expenses not been assumed. For more recent month-end performance data, please visit www.paxworld.com or call 800.767.1729.

2   Inception of Class A shares is May 1, 2013. The performance information shown for Class A shares includes the performance of Investor Class shares, adjusted to reflect the sales charge applicable to Class A shares, for the period prior to Class A inception.

3   The ICE BofA Merrill Lynch U.S. High Yield—Cash Pay—BB-B (Constrained 2%) Index tracks the performance of BB- and B-rated fixed income securities publicly issued in the major domestic or eurobond markets, with total index allocation to an individual issuer limited to 2%.

4   The Lipper High Yield Bond Funds Index tracks the results of the 30 largest mutual funds in the Lipper High Yield Bond Funds Average. The Lipper High Yield Bond Funds Average is a total return performance average of mutual funds tracked by Lipper, Inc. that aim at high (relative) current yield from fixed income securities, have no quality or maturity restrictions and tend to invest in lower grade debt issues. The Lipper High Yield Bond Funds Index is not what is typically considered an "index" because it tracks the performance of other mutual funds rather than changes in the value of a group of securities, a securities index or some other traditional economic indicator. The Lipper High Yield Bond Funds Index reflects deductions for fees and expenses of the constituent funds.

5   Unlike the High Yield Bond Fund, the ICE BofA Merrill Lynch U.S. High Yield—Cash Pay—BB-B (Constrained 2%) Index and the Lipper High Yield Bond Funds Index are not investments, are not professionally managed and have no policy of sustainable investing. One cannot invest directly in any index.

Pax Balanced Fund

(the "Balanced Fund")

Fees & Expenses

The tables below describe the fees and expenses that you may pay if you buy and hold Institutional Class or Investor Class shares of the Balanced Fund.

Shareholder Fees (Fees Paid Directly From Your Investment)

	Institutional Class	Investor Class
Maximum sales charge (load) imposed on purchases (as a % of offering price)	None	None
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of original purchase price or net asset value)	None	None

	Institutional Class	Investor Class
Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment):		
Management Fee[2]	0.05%	0.05%
Distribution and/or Service (12b-1) Fees	0.00%	0.25%
Acquired Fund Fees and Expenses[3]	0.61%	0.61%
Total Annual Fund Operating Expenses	0.66%	0.91%

1   *Although the Balanced Fund seeks conservation of principal, no assurance can be given that the Fund will achieve this objective, and an investment in the Fund involves the risk of loss.*
2   *The management fee is a unified fee that includes all of the operating costs and expenses of the Fund (other than taxes, charges of governmental agencies, interest, brokerage commissions incurred in connection with portfolio transactions, distribution and/or service fees payable under a plan pursuant to Rule 12b-1 under the Investment Company Act of 1940, acquired fund fees and expenses and extraordinary expenses), including accounting expenses, administrator, transfer agent and custodian fees, Fund legal fees and other expenses.*
3   *Acquired Fund Fees and Expenses ("AFFEs") represent expenses indirectly borne by the Fund through its investment in other investment companies.*

Example of Expenses

This example is intended to help you compare the cost of investing in Institutional Class or Investor Class shares of the Balanced Fund with the cost of investing in other mutual funds.

The table assumes that an investor invests $10,000 in Institutional Class or Investor Class shares of the Balanced Fund for the time periods indicated and then redeems all of his or her shares at the end of those periods. The table also assumes that the investment has a 5% return each year, that all dividends and distributions are reinvested and that the Balanced Fund's operating expenses remain the same throughout those periods. Although an investor's actual expenses may be higher or lower than those shown in the table, based on these assumptions his or her expenses would be:

	1 year	3 years	5 years	10 years
Institutional Class	$67	$211	$368	$822
Investor Class	$93	$290	$504	$1,120

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when shares are held in a taxable account. These transaction costs, which are not reflected in "Annual Fund Operating Expenses" or in the "Example of Expenses," affect the Balanced Fund's performance. During the Balanced Fund's most recent fiscal year, the Balanced Fund's portfolio turnover rate was 14% of the average value of its portfolio.

Performance Information

The bar chart below presents the calendar year total returns for Investor Class shares of the Balanced Fund before taxes. The bar chart is intended to provide some indication of the risk of investing in the Balanced Fund by showing changes in the Balanced Fund's performance from year to year. **As with all mutual funds, past performance (before and after taxes) is not necessarily an indication of future performance.**



For the periods shown in the bar chart:	Best quarter: 2nd quarter 2009, 10.74%
	Worst quarter: 4th quarter 2008, -16.75%

Average Annual Total Returns The performance table below presents the average annual total returns for Investor Class and Institutional Class shares of the Balanced Fund. The performance table is intended to provide some indication of the risks of investment in the Balanced Fund by showing how the Balanced Fund's average annual total returns compare with the returns of a broad-based securities market index and a performance average of other similar mutual funds, each over a one-year, five-year and ten-year period. After-tax performance is presented only for Investor Class shares of the Fund. After-tax returns for Institutional Class shares may vary. After-tax returns are estimated using the highest historical individual federal marginal income tax rates and do not reflect the effect of local, state or foreign taxes. Actual after-tax returns will depend on a shareholder's own tax situation and may differ from those shown. After-tax returns may not be relevant to shareholders who hold their shares through tax-advantaged arrangements (such as 401(k) plans and individual retirement accounts). **As with all mutual funds, past performance (before and after taxes) is not necessarily an indication of future performance.**

Share Class	Ticker Symbol	Periods ended December 31, 2017		
		1 Year	5 Years	10 Years
Investor Class[1]	PAXWX			
Return Before Taxes		13.16	8.40	4.40
Return After Taxes on Distributions		10.07	6.03	3.03
Return After Taxes on Distributions and Sale of Fund Shares		9.23	6.21	3.22
Institutional Class[1,]	PAXIX			
Return Before Taxes		13.42	8.68	4.66
S&P 500 Index (reflects no deduction for fees, expenses or taxes)[2,6]		21.83	15.79	8.50
Blended Index (reflects no deduction for fees, expenses or taxes)[3,4,6]		14.21	10.25	6.98
Lipper Mixed-Asset Target Alloc. Growth Funds Index[5,6]		16.67	9.96	6.24

[1] For more recent month-end performance data, please visit www.paxworld.com or call us at 800.767.1729.

2   *The S&P 500 Index is an unmanaged index of large capitalization common stocks.*

3   *The Blended Index is composed of 60% S&P 500 Index/40% Bloomberg Barclays U.S. Aggregate Bond Index.*

4   *The Bloomberg Barclays U.S. Aggregate Bond Index is a broad base index, maintained by Bloomberg L.P. often used to represent investment grade bonds being traded in the United States.*

5   *Lipper Mixed-Asset Target Allocation Growth Funds Index tracks the results of the 30 largest mutual funds in the Lipper Mixed-Asset Target Allocation Growth Funds Average. The Lipper Mixed-Asset Target Allocation Growth Funds Average is a total return performance average of mutual funds tracked by Lipper, Inc. whose primary objective is to conserve principal by maintaining at all times a mix of between 60%-80% equity securities, with the remainder invested in bonds, cash, and cash equivalents. The Lipper Mixed-Asset Target Allocation Growth Funds Index is not what is typically considered to be an "index" because it tracks the performance of other mutual funds rather than changes in the value of a group of securities, a securities index or some other traditional economic indicator. The Lipper Mixed-Asset Target Allocation Growth Funds Average reflects deductions for fees and expenses of the constituent funds.*

6   *Unlike the Balanced Fund, the S&P 500 Index, the Bloomberg Barclays U.S. Aggregate Bond Index and the Lipper Mixed-Asset Target Allocation Growth Funds Index are not investments, are not professionally managed and have no policy of sustainable investing. One cannot invest directly in any index.*